KCI KONECRANES
Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

FILE 82-4297

8 January, 2003

03003286

re Rule 12 g3-2(b)

SUPPL

RECEIVED JAN 1 6 2003 165

PROCESSED FEB 0 3 2003 THOMSON FINANCIAL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Press and Stock Exchange Releases published by the Company on 7 and 8 January, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

dlw 1/27

KONECRANES

Group Communications and Investor Relations
Franciska Janzon

7 January, 2003
10.30 a.m.

KCI KONECRANES SELLS MORE SPECIAL CRANES TO USA

This repeat order from the third largest operator in the world, APM Terminals confirms technology leadership for Konecranes Rubber Tyred Gantry Cranes (RTG). The order was received in late December, 2002.

Six RTG cranes to go to APM Terminals' terminal in Elizabeth, New Jersey starting in June 2003.

APM Terminals is part of the A.P.Moller/Maersk Group of Denmark, one of the world's largest terminal operators operating over 30 terminals globally. Currently APM Terminals uses Konecranes RTG's at its terminals in Elizabeth, Norfolk and Houston, USA. With this repeat order KCI Konecranes further strengthens its position as a supplier of equipment for global terminal operators that focus on high handling efficiency.

"In the current market situation with increased hesitance in new investments from harbours, our focus on product development and strong customer partnerships now pays dividends", said Mikko Uhari, Managing Director of Konecranes VLC. "This order adds to the Special Cranes order book and further secures good operating levels".

The cranes will be manufactured in Europe and will be delivered fully erected to the terminal. These 16 wheel RTG's have a lifting capacity of 50 tons, a lifting height of 59 feet and span of 75 feet. In other words they are one-over-five containers high and six-plus-truck lane wide. Technical support for the RTG cranes will be provided for locally through Konecranes' harbour crane maintenance organisation, KCI Koneports Americas.

Konecranes' RTG crane has been the clear technology leader since the new design was introduced five years ago. In total KCI Konecranes has sold 136 new generation RTG Cranes, out of which 70 units will be in operation on the East and Gulf Coasts of the U.S. after the delivery of these six cranes to APM Terminals.

Konecranes VLC is part of the KCI Konecranes Group's Special Cranes Business Area and specialises in port, terminal and shipyard cranes.

Group Communications and Investor Relations
Franciska Janzon

7 January, 2003
10.30 a.m.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2001, Group sales totalled EUR 756 million with over 4400 employees in 34 countries all over the world.

For further information, please contact:

Konecranes VLC Oy

Tuomas Saastamoinen, Sales Manager,
Email: tuomas.saastamoinen@konecranes.com
Phone +358 20 427 11, Fax: +358 20 427 2599

Dick Russell, Sales Director,
Email: ocnpower@aol.com
Phone: +1 -(973) 575-5775, Fax: +1-(973) 575-5850

KONECRANES

PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

8 January, 2003
3.30 p.m.

APPOINTMENTS IN THE GROUP MANAGEMENT

The Board of Directors of KCI Konecranes International Plc made the following appointments:

Mr. ***Arto Juosila***, M.Sc. (Econ.), 47, is appointed Group Vice President in charge of the Group's Asia Pacific operations. Mr. Juosila's direct responsibilities include Standard Lifting Equipment operations in China, Japan and Korea. He is also responsible for the supervision and administration of Group's other Business Area operations within the Region.

Concurrent with this appointment and as of the same day the Group's Asia Pacific Headquarters will be relocated from Singapore to Shanghai, China.

Previously Mr. Juosila held the position of President Standard Lifting Equipment.

Mr. Arto Juosila reports to Mr. Stig Gustavson, Group CEO.

Mr. ***Rainer Aalto***, B.Sc. (Econ.), 57, is appointed Director, Business Development. Mr. Aalto will relocate to Group Headquarters from Singapore where he held the position Group Vice President, Region Asia Pacific.

Mr. Aalto reports to Mr. Stig Gustavson, Group CEO.

Mr. ***Pekka Päkkilä***, B.Sc. (Eng.), 41, is appointed President of Standard Lifting Equipment Business Line (SLEQ). Since June 2002 Mr. Päkkilä has held the position of Director, Industrial Cranes and Components in SLEQ.

Mr. Päkkilä reports to Mr. Matti Ruotsala, Group COO.

Having reached retirement age in June, 2002, Mr. ***Charles E. Vanarsdall***, MBA, 65, will leave his current duties as Group Vice President, Region Americas. Mr. Vanarsdall will continue his employment in an advisory capacity on a part-time basis.

These appointments are effective as of 1 January, 2003.

Group Communications and Investor Relations
Franciska Janzon

8 January, 2003
3.30 p.m.

Ms. ***Katri Pietilä***, M.Sc. (Econ.), 41, presently Director, Administration and Communication, will leave her position on February 20, 2003, to continue her career for another employer outside the Group, in her home town Hämeenlinna.

The Management of Region Americas as well as the management of the Administration and Communications function at Group Headquarters, will be reorganized internally.

For further information, please contact:

KCI Konecranes International Plc
Mr Stig Gustavson, President and CEO
Tel. +358-20 427 2000